Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by Persons Discharging Managerial
Responsibility (“PDMRs”)

The Company was notified on 22 February 2010 of the following transactions by PDMRs:

On 19 February 2010, Jim Chambers acquired 89,770 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at a price of £6.37 per share. All shares were disposed of on the same day at a price of £8.42 per share.

On 19 February 2010, Tony Fernandez disposed of 109,667 ordinary shares in the capital of the Company which vested on 2 February 2010 under the Company’s Bonus Share Retention Plan, the price received being £8.49 per share.

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

22 February 2010